Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated September 30, 2015

Registration No. 333-206711

Supplementing the Preliminary Prospectus

Supplement dated September 30, 2015 and

the Prospectus dated September 11, 2015

TRAVELCENTERS OF AMERICA LLC

This information supplements the information contained in the preliminary prospectus supplement dated September 30, 2015 to the prospectus dated September 11, 2015 and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

PRICING TERM SHEET

Issuer:	TravelCenters of America LLC

Security:	8.00% Senior Notes due 2030

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Trade Date:	September 30, 2015

Settlement Date:	October 5, 2015 (T+3)

Interest Payment Dates:	January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2016

Principal Amount:	$100,000,000

Overallotment Option:

The Issuer has granted the underwriters an option to purchase up to an additional $15,000,000 aggregate principal amount of Notes at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus supplement solely to cover overallotments.

Maturity:	October 15, 2030

Minimum Denominations:	$25.00

Coupon (Interest Rate):	8.00% per annum

Public Offering Price:	$25.00 per Note, plus accrued interest, if any, from October 5, 2015, if settlement occurs after that date

Net Proceeds:	$96,000,000 (before expenses)

Underwriting Commission:	$1.00 per Note

Optional Redemption:

The Notes are redeemable at any time and from time to time at the Issuer’s option in whole or in part on or after October 15, 2018. The redemption price will equal 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Proposed Listing:	NYSE: Ticker Symbol “TANP”

CUSIP / ISIN:	894174 408 / US8941744083

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC D.A. Davidson & Co. FBR Capital Markets & Co. Janney Montgomery Scott LLC Oppenheimer & Co. Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; RBC Capital Markets, LLC toll-free at 1-866-375-6829; and UBS Securities LLC toll-free at 1-888-827-7275.